Exhibit 12(e)

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						September 30,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income from continuing operations
before income taxes	$128,139	$48,250	$86,326	$80,319	$76,936	$115,144
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	11,337
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	61,372	66,748	63,002	61,849	57,047	59,171
Total earnings, as defined	$186,395	$113,378	$146,784	$121,632	$160,599	$185,652

Fixed charges, as defined:
Interest charges	$57,797	$64,002	$60,317	$59,363	$54,297	$56,833
Rental interest factor	1,036	962	1,086	941	1,233	955
Total fixed charges	$58,833	$64,964	$61,403	$60,304	$55,530	$57,788

Supplemental increment to fixed charges*	2,539	1,784	1,599	1,545	1,517	1,383

Total supplemental fixed charges	$61,372	$66,748	$63,002	$61,849	$57,047	$59,171

Supplemental ratio of earnings to fixed
charges	3.04x	1.70x	2.33x	1.97x	2.82x	3.14x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.